

Widy Medina · 3rd

CEO, Founder at Telebionix

Los Angeles Metropolitan Area · Contact info

500+ connections

Telebionix

Experience


CEO, Founder
Telebionix · Self-employed
Jan 2020 – Present · 1 yr 11 mos
Moorpark, California, United States


Founder
Burgundy Tech · Self-employed
Jan 2019 – Present · 2 yrs 11 mos
Westlake Village, California


Vice President Of Products
Calvary Robotics
Oct 2017 – Dec 2018 · 1 yr 3 mos
Webster, New York

● Lead for the complete product design and development division of
Calvary Automation Group composed of a three-company division.
● Management of R&D, design, development and productization efforts
for three product families covering consumer, industrial and   ...see more


Universal Instruments Corporation
3 yrs 11 mos

Automation Solutions Manager
Jul 2016 – Oct 2017 · 1 yr 4 mos
Conklin, New York

Responsible for Universal Instrument Automations Solutions Division. Including Product
management for our product Handling line.

Automation Technical Manager
Dec 2013 – Jun 2016 · 2 yrs 7 mos
New York

Manager for the Automation Design Group coordinating activities between engineering
disciplines, including mechanical,electrical, software, test, design/drafting, procurement,
fabrication, operation, application, installation and repair of mechanical or electro-mechanical
products and systems. Coordinate, and support fabrication and installation activiti ...see more


President
Metal Machining
Nov 2008 – Jun 2016 · 7 yrs 8 mos
Puerto Rico

Responsible of the management and operation of a complete design, manufacturing and field
installation facility in Dorado Puerto Rico. Over 35 Full time employees, divided into design,
manufacturing, clerks and field installers. Leading Electrical, Mechanical and Chemical
engineers and synchronizing operation on all departments for an average of 70 uni ...see more

Show 4 more experiences ⌄

Education

Georgia Institute of Technology
Electrical and Electronics Engineering
1991 – 1995

Licenses & certifications


Advanced Robot programming and vision systems
Epson Robots


Intellution IFIX/SCADA
GE Intellution

Volunteer experience




Coordinator

FIRST

Science and Technology